-	Additional Information

The reporting person may also be deemed to own indirectly and beneficially the following shares of common stock, par value $.01 per share, of the issuer (see below for a description of how the reporting person is related to the following direct holder):

(1)	1,261,850 shares directly held by Tremont LLC ("Tremont").

Tremont, The Combined Master Retirement Trust (the "CMRT"), Harold
C. Simmons' spouse, Contran Corporation ("Contran") and Valhi, Inc. ("Valhi") are the holders of approximately 39.7%, 9.0%, 4.0%, 2.9% and 1.1% of the outstanding common stock of the issuer. The ownership of Mr. Simmons' spouse is based on the 1,000,000 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust 1 (the "BUCS") that she directly owns, which are convertible into 133,900 shares of the issuer's common stock. The ownership of Contran is based on the 700,000 BUCS that Contran directly owns, which are convertible into 93,730 shares of the issuer's common stock. The percentage ownership of the issuer's common stock held by Mr. Simmons' spouse and Contran assumes the full conversion of only the BUCS owned by Mr. Simmons' spouse and Contran, respectively.

Valhi is the direct holder of 100% of the outstanding membership interests of Tremont. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 2.9%, 1.3%, 0.4% and 0.1%, respectively, of the common stock of Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The CMRT directly holds approximately 9.0% of the outstanding shares of the issuer's common stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

The Foundation directly holds approximately 1.3% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

Valhi and Tremont are the direct holders of 63.2% and 21.4% of the outstanding common stock of NL Industries, Inc. ("NL"). Valmont Insurance Company ("Valmont"), NL and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this statement such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and
Contran.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of the issuer's equity securities directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares of the issuer's equity securities beneficially owned, directly or indirectly, by any of such entities.

Harold C. Simmons' spouse is the direct owner of 1,000,000 shares of the BUCS (which are convertible in the aggregate into 133,900 shares of the issuer's common stock) and 69,475 shares of NL common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

A trust the beneficiaries of which are the grandchildren of Mr. Simmon's spouse (the "Grandchildren's Trust") is the direct holder of 1,560 shares of the issuer's common stock. Harold C. Simmons and his spouse are co-trustees of the Grandchildren's Trust. Mr. Simmons, as co-trustee of the Trust, has the power to vote and direct the disposition of the shares of the issuer's common stock the Grandchildren's Trust holds. Mr. Simmons disclaims beneficial ownership of any shares of the issuer's common stock that the Grandchildren's Trust holds.